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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

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                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ALBA-WALDENSIAN, INC.
                           (NAME OF SUBJECT COMPANY)

                             ALBA-WALDENSIAN, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, $2.50 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   012041109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                GLENN J. KENNEDY
        CHIEF FINANCIAL OFFICER, VICE PRESIDENT, TREASURER AND SECRETARY
                             ALBA-WALDENSIAN, INC.
                              POST OFFICE BOX 100
                           201 ST. GERMAIN AVENUE, SW
                         VALDESE, NORTH CAROLINA 28690
                                 (828) 879-6500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                            J. NORFLEET PRUDEN, III
                  KENNEDY COVINGTON LOBDELL & HICKMAN, L.L.P.
                             100 NORTH TRYON STREET
                      CHARLOTTE, NORTH CAROLINA 28202-4006
                                 (704) 331-7442

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Alba-Waldensian, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Post Office Box 100, 201 St. Germain Avenue, SW, Valdese, North Carolina 28690. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") relates is the common stock, par value $2.50 per share (the "Common Stock") of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to a tender offer (the "Offer") by AWS Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Tefron U.S. Holdings Corp. ("Parent"), a Delaware corporation and wholly-owned subsidiary of Tefron Ltd. ("Tefron"), a corporation organized under the laws of the State of Israel, to purchase all of the issued and outstanding shares of Common Stock (the "Shares") at a purchase price of $18.50 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated
November 12, 1999 and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer") all as described, provided for or referred to in the Tender Offer Statement on Schedule 14D-1 and Schedule 13D, dated as of November 12, 1999 (the "Schedule 14D-1") filed by Purchaser and Parent. Neither Purchaser, its subsidiaries, or any of its affiliates are affiliated with the Company.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 8, 1999, by and among Parent, Purchaser and the Company (the "Merger Agreement"), a copy of which is being filed with the Securities and Exchange Commission as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. Pursuant to the Merger Agreement, following the consummation of the Offer, and upon the terms and conditions contained in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will merge with and into the Company (the "Merger"), and the Company will be the surviving corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger, each Share then outstanding (other than Dissenting Shares (as defined in Section 3.1(d) of the Merger Agreement)) and Shares owned by the Company, Purchaser or Parent will be converted into the right to receive in cash, without interest, the Offer Price per Share paid in the Offer.

     As set forth in the Schedule 14D-1, Purchaser's and Parent's principal executive offices are located at c/o Tefron, Ltd., 28 Chida Street, Bnei-Brak, 51371, Israel.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, is set forth in Item 1 above. All information contained in this statement or incorporated herein by reference concerning Purchaser, Parent or their respective officers, directors, representatives or affiliates, or actions or events with respect to any of them, was provided by Parent, and the Company takes no responsibility for such information.

     (b)(1) The election and designation of directors to the Board of Directors of the Company (the "Board"), as provided for in the Merger Agreement, is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires the Company to mail to its stockholders an Information Statement (the "Information Statement") containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Information Statement is attached hereto as Annex I, is filed as
Exhibit 2 to this Schedule 14D-9, and is incorporated herein by reference. Certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors or affiliates, including certain arrangements between the Company and certain executive officers, are described in Annex I hereto under the headings "Security Ownership of Certain Beneficial Owners and Management," "Information About Directors and Designees for Director," and "Executive Officer Compensation."

     (b)(2) Reference is made to: (i) the Merger Agreement, a copy of which is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference; (ii) the Support Agreement dated November 8, 1999 among Purchaser, Parent, Clyde Wm. Engle, GSC Enterprises, Inc. and Nathan H Dardick (the "Support Agreement"), a copy of which is filed as Exhibit 3 to this
Schedule 14D-9 and is incorporated
herein by reference; (iii) the Integration Consulting/Noncompetition Agreement dated November 8, 1999 between Parent and Clyde Wm. Engle, a copy of which is filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference (the "Engle Integration Consulting/Noncompetition Agreement");
(iv) the Integration Consulting/Noncompetition Agreement dated November 8, 1998 between Parent and Nathan H Dardick, a copy of which is filed as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference (the "Dardick Integration Consulting/Noncompetition Agreement" and, together with the Engle Integration Consulting/Noncompetition Agreement, the "Integration Consulting/ Noncompetition Agreements"); (v) the Confidentiality Agreement dated August 25, 1999 between Tefron and the Company, a copy of which is filed as Exhibit 9 to this Schedule 14D-9 and is incorporated herein by reference (the "Tefron Confidentiality Agreement"); and (vi) the sections captioned "Introduction," "8. Certain Information Concerning the Company," "11. Background of the Offer; Purpose of the Offer; the Merger Agreement; the Support Agreement; the Consulting Agreements; Appraisal Rights; Plans for the Company" and
"13. Dividends and Distributions" contained in the Offer to Purchase which is filed as Exhibit 6 hereto and which information is incorporated herein by reference.

     The Merger Agreement provides that the Company shall use commercially reasonable efforts to cause each outstanding option to purchase Shares (an "Option") granted under the Company's 1993 Long Term Performance Plan and 1997 Nonqualified Stock Option Plan for Directors, whether or not then vested or exercisable, to be cancelled as of the effective time of the Merger, or, if Parent shall elect, promptly following the consummation of the Offer, in exchange for (i) in the case of an Option for which the exercise price is less than $18.50 per share, an amount equal to the product of (a) the excess of $18.50 over the exercise price of the Option and (b) the number of Shares covered by such Option and (ii) in the case of an Option for which the exercise price is in excess of $18.50 per share, an amount equal to the product of (a) $0.50 and (b) the number of Shares covered by such Option. Options for an aggregate of 150,753 Shares are outstanding under the 1993 Long Term Performance Plan at option prices ranging from $2.31 to $20.44 per Share, representing an aggregate consideration of $1,798,470 that would be paid to option holders for such cancellation (of which $1,341,705 would be paid to executive officers of the Company). Options for an aggregate of 37,000 Shares are outstanding under the 1997 Nonqualified Stock Option Plan for Directors at option prices ranging from $2.50 to $20.44 per Share, representing an aggregate consideration of $383,750 that would be paid to directors of the Company for such cancellation.

     Except as set forth in this Item 3(b)(1) and (2), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors

     The Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Board unanimously recommends that all holders of Shares accept the Offer and tender their Shares pursuant thereto. A letter to the stockholders of the Company communicating the Board's recommendation is filed as Exhibit 7 hereto and is incorporated herein by reference.

     (b) Background of the Transaction.

     In June 1999, the Company received an unsolicited indication of interest from another party in pursuing a possible business combination with or acquisition of the Company. The Company advised the interested party that it would be willing to further discuss such a transaction. The Company obtained a confidentiality agreement from the interested party, provided it with information for the purpose of its consideration of such a transaction, and commenced discussions with such interested party.

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ITEM 4. THE SOLICITATION OR RECOMMENDATION.--(CONTINUED)

     In August 1999, the Company also received an indication of interest from Tefron in pursuing a possible business combination with or acquisition of the Company. After further discussions, on August 25, 1999 representatives of the Company and Tefron met in Chicago at which time the Company entered into the Tefron Confidentiality Agreement with Tefron and provided information to Tefron for purposes of its consideration of such a transaction. Additionally, representatives of the Company met with representatives of Tefron in New York on August 30, 1999 and discussed a possible transaction. Such meetings and discussions were reported to the Board at its meeting held September 1, 1999.

     Representatives of the Company also had further discussions with the other interested party during August and September 1999. Those discussions indicated that the other interested party was interested in pursuing an acquisition of the Company at a price per share that was greater that that indicated by Tefron at that time (but which was less that the Offer Price ultimately agreed to by Tefron), and that the other interested party was eager to move quickly to conduct its due diligence investigations of the Company and negotiate a definitive agreement for such a transaction.

     The Board held a special meeting on September 17, 1999 at which it was advised of the discussions to date with Tefron and the other interested party. At that meeting, the Board discussed the process by which it would consider a possible transaction with the other interested party, and established a Special Committee of the Board (the "Special Committee"), consisting of Nathan H Dardick, Paul Albritton, Jr., Michael R. Stroll and William M. Cousins, Jr., none of whom are officers or employees of the Company, to consider a possible transaction with the other interested party, negotiate the terms thereof, make an independent determination whether such transaction was in the best interests of the Company's stockholders, and make recommendations to the full Board with respect thereto. The Special Committee was also authorized to engage a financial advisor and independent counsel.

     The Special Committee first met on September 21, 1999. At that meeting, the engagement of Sachnoff & Weaver, Ltd. as special independent counsel to the Special Committee was approved. The Special Committee also approved certain matters concerning negotiations with the other interested party and its due diligence investigations, including granting an exclusivity period through October 22, 1999 for the other interested party to complete its investigations and to present and negotiate a definitive purchase agreement, in accordance with authority granted by the full Board at its September 17, 1999 special meeting.

     The Special Committee held subsequent meetings on September 27, October 1, October 12, and October 20, 1999 to discuss the status of negotiations with and due diligence investigations by the other interested party. At its October 12 meeting, the Special Committee authorized the engagement of William Blair & Company, L.L.C. ("William Blair & Company") as financial advisor.

     The other interested party conducted its due diligence investigations and continued discussions with the Company during the remainder of September and through the exclusivity period. At the end of the exclusivity period, the other interested party requested an extension in order to conduct further investigations and also indicated that it was unwilling to proceed with a transaction at the price per share it had originally indicated.

     The Special Committee met again on October 25, 1999. At that meeting, the Special Committee discussed the status of the negotiations with and investigations by the other interested party and, based upon that status and the indication that the other interested party was unwilling to proceed with a transaction at the price originally indicated, determined (i) not to recommend extending the exclusivity period and (ii) to terminate discussions with the other interested party.

     Mr. Dardick, the Chairman of the Special Committee, also reported that, after the expiration of the exclusivity period with the other interested party, Tefron had been in contact with him and had expressed continuing interest in a transaction with the Company. Tefron's financial advisor, Credit Suisse First Boston, also contacted the Company on October 25 and the Company sent to Credit Suisse First Boston documents to permit Tefron to commence due diligence investigations.

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ITEM 4. THE SOLICITATION OR RECOMMENDATION.--(CONTINUED)

     On October 27, 1999, representatives of Tefron visited the Company's headquarters and plant in Valdese. The Company also held a regularly-scheduled meeting of the Board at Valdese on that date. At its meeting, the Board discussed the status of negotiations and due diligence and authorized the Special Committee to consider a possible transaction with Tefron. Certain members of the Board later met with the Tefron representatives and discussed a possible transaction.

     Discussions between Mr. Dardick, on behalf of the Special Committee, and representatives of Tefron continued through the remainder of the week, and Tefron indicated that it would be willing to offer $18.50 per share to acquire the Company, subject to satisfactory completion of its due diligence investigations. The Company continued to provide information to Tefron, and representatives of Tefron visited the Company's Rockwood, Tennessee facilities on October 29.

     Discussions continued during the week of November 1, 1999, during which Tefron's accountants and consultants visited the Company's facilities. On November 1, Tefron's counsel delivered drafts of the Merger Agreement, Support Agreement and Integration Consulting/Noncompetition Agreements to the Company, its counsel and counsel to the Special Committee. Negotiations concerning those documents continued through the week.

     On November 2, 1999, in response to an unusually high volume of trading in the Common Stock, the Company issued a press release announcing that "it is currently engaged in discussions with an interested party concerning the possible acquisition of the Company by such party. No definitive agreement has been reached, and there can be no assurance that these discussions will result in a transaction. The Company expects to make no further comments until such time as a definitive agreement is reached or discussions are terminated."

     During the course of the discussions with Tefron, Mr. Dardick was in contact with the other interested party. The other interested party indicated a willingness to pursue a transaction at the price per share it had originally indicated (which was less than the Offer Price), but expressed no interest in offering a higher price.

     Negotiations continued on Saturday, November 6, and Sunday, November 7, 1999, by which time the parties had reached substantial agreement on the documents and the terms of the Offer and the Merger and related matters. Drafts of the Merger Agreement, the Support Agreement and the Integration Consulting/Noncompetition Agreements were delivered to the members of the Board on Saturday, November 6.

     The Special Committee met by telephone conference call on Sunday evening, November 7, 1999, at which meeting Mr. Dardick reported on the status of the proposed transaction with Tefron, William Blair & Company made a presentation as to its analysis of the fairness of the proposed transaction to the Company's stockholders from a financial point of view and the Special Committee reviewed the terms and conditions of the proposed transaction. After discussion and deliberation, the Special Committee determined to recommend the proposed transaction to the full Board.

     The full Board met by telephone conference call immediately after the meeting of the Special Committee. At the meeting of the Board, the Special Committee presented its recommendation, William Blair & Company made a detailed presentation as to its analysis of the fairness of the proposed transaction to the Company's stockholders from a financial point of view, and Company counsel, Kennedy Covington Lobdell & Hickman, L.L.P., discussed the principal terms of the Merger Agreement, the Support Agreement and the Integration Consulting/Noncompetition Agreements. After discussion and deliberation, the Board unanimously approved the Offer and the Merger, approved the Merger Agreement and related documents, and determined to make the recommendation set forth in Item 4 (a) above.

     The Merger Agreement, the Support Agreement and the Integration Consulting/Noncompetition Agreements were executed and delivered on Monday afternoon, November 8, 1999 and the Company and Tefron issued a joint press release announcing the transaction.

     (c) Reasons for the Recommendation.

     In reaching its conclusions and recommendations described above, the Board considered a number of factors, including the following:

          (i) The Board's familiarity with the business, financial condition, results of operations, current business strategy and future prospects of the Company, the nature of the markets in which the Company operates, the Company's position in such markets, the Company's capital needs and resources, and the strength of the Company's management team.

          (ii) The terms and conditions of the Merger Agreement, including the price to be paid in the Offer and the Merger and the fact that such consideration is all cash.

          (iii) The historical and recent trading price of the Shares and the fact that the Offer and the Merger will enable the holders of the Shares to realize a substantial premium over recent market prices and over prevailing prices for most of the past five years. In particular, the Board noted that the Offer Price of $18.50 per share represents a premium of 64% over the closing price per share of $11.25 on October 27, 1999 (the day before the Company announced that it was engaged in merger discussions) and that the trading prices had not exceeded $15.00 per share since July 1999 and had generally declined since that time, trading as low as $8.50 per share. The Board also considered whether it was reasonable to expect the trading prices of the Shares to approach the Offer Price within the foreseeable future.

          (iv) The presentation of William Blair & Company at the November 7, 1999 Board meeting and the written opinion of William Blair & Company dated November 8, 1999 (the "Fairness Opinion"), to the effect that, as of the date of the opinion, the consideration to be received by the holders of Shares (other than Messrs. Engle and Dardick and Tefron and their respective affiliates) pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders. The full text of the Fairness Opinion which sets forth the procedures followed, the factors considered and the assumptions made by William Blair & Company is attached hereto as Annex II, is filed as Exhibit 8 to this Schedule 14D-9, and is incorporated herein by reference. Stockholders of the company are urged to read the Fairness Opinion carefully.

          (v) The fact that Parent's and Purchaser's obligations under the Merger Agreement to consummate the Offer and the Merger are not subject to a financing condition and that Tefron is required under the Merger Agreement to provide sufficient funds to Parent and Purchaser so that they can meet their payment obligations under the Merger Agreement.

          (vi) The facts that (a) the Merger Agreement permits the Company, under certain circumstances, to furnish information to and negotiate with third parties and terminate the Merger Agreement upon the payment to Parent of a $3 million fee and the reimbursement of expenses up to $1.8 million, and (b) the Board believed that such payments and the existence of the Support Agreement (i) would not preclude a more attractive offer for the Company and (ii) were required by Tefron in order to secure a transaction that the Board believed to be in the best interests of stockholders and superior to any alternative proposals which had been received by the Company.

          (vii) The Support Agreement, pursuant to which each of Clyde Wm. Engle and Nathan H Dardick (the "Major Stockholders") is obligated, until such time as the Merger Agreement is terminated, among other things, (a) tender to Purchaser the Shares beneficially owned by such Major Stockholder which would result in Parent and its affiliates owning a majority of the outstanding Shares, (b) grant to certain officers of Parent or Purchaser an irrevocable proxy to vote the Shares beneficially owned by such Major Stockholders, and (c) vote all shares owned by such Major Stockholders in favor of the Merger Agreement and against any other action or agreement which could potentially impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer.

          (viii) The possible interest of other bidders in acquiring the Company, the price and other terms and conditions contained in the expressions of intent of such other bidders and the timing and likelihood of actually consummating a transaction with any such potential bidders. In this

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ITEM 4. THE SOLICITATION OR RECOMMENDATION.--(CONTINUED)

     connection, the Board considered the likelihood of any potential bidders with whom it had not been in contact having an interest in a transaction at a price as favorable as the Offer Price or on terms as favorable as presented by the Offer. The Board also noted that since the Company's announcement on November 2, 1999 that it was engaged in discussions concerning the possible acquisition of the Company, no inquiries or indications of interest concerning alternative proposal had been made to the Company that was superior to the Offer.

          (ix) The fact that the other prospective purchaser with whom the Company had been engaged in discussions had indicated interest in a transaction which was not as favorable to the stockholders of the Company as was the transaction presented by Tefron.

          (x) The Company's prospects if it were to remain independent, the risks and benefits inherent in remaining independent, and whether the Company would have access to the capital resources needed to compete in the Company's industry.

          (xi) The process by which the Merger Agreement and proposed transactions were considered and negotiated, including the establishment, operation and recommendation of the Special Committee. The Board considered the fact that Mr. Engle, the Company's Chairman, and Mr. Dardick, Chairman of the Special Committee, would be parties to their respective Integration Consulting/Noncompetition Agreements and each would receive consideration for his consulting services and noncompetition covenant in the aggregate amount of $300,000 for Mr. Engle and $150,000 for Mr. Dardick, payable in three equal installments, the first upon the completion of the Offer, the second upon consummation of the Merger, and the third on March 31, 2001. The Board also considered the facts that (a) Messrs. Engle and Dardick, unlike other stockholders, were required to enter into the Support Agreement, which includes a provision requiring them to cede to Parent any incremental value of their Shares resulting from a superior offer under certain circumstances, (b) Messrs. Engle and Dardick, unlike other stockholders, are obligated to provide integration consulting services and are prohibited from engaging in competitive activities, and (c) Messrs. Engle and Dardick are the Major Stockholders, the consideration they will receive under their respective Integration Consulting/Noncompetition Agreements will be relatively insignificant in light of the consideration they will receive for their Shares in the Offer, and they therefore have a substantial interest in obtaining the best possible price for the Shares.

     The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board based its position and recommendations on the totality of the information presented to and considered by it. In addition, individual members of the Board may have given different weight to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained William Blair & Company as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of the engagement, the Company has agreed to pay William Blair & Company a total fee of $150,000, as well as reimburse it for all out-of-pocket expenses reasonably incurred in connection with the engagement. In addition the Company has agreed to indemnify William Blair & Company against certain liabilities, including liabilities arising under the federal securities laws. Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Other than the purchase of Shares upon the exercise of outstanding Options, no transactions in the Common Stock have been affected during the past 60 days by the Company, or to the best of the Company's knowledge by any affiliate or subsidiary of the Company, or any executive officer or director of the Company.

     (b) To the best knowledge of the Company, all of the Company's executive officers, directors and affiliates that own Shares currently intend to tender their Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in Item 3(b)(1) and (2) and Item 4 herein, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) Section 203 of the Delaware General Corporation Law

     As a Delaware corporation, the Company is subject to Section 203
("Section 203") of the Delaware General Corporation Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. In accordance with the Merger Agreement and Section 203, the Board approved the Offer and the Merger and the purchase of the Shares in connection therewith and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger.

     (b) Article 13 of the Company's Charter

     Article 13 of the Company's Certificate of Incorporation, as amended, requires the affirmative vote of the holders of at least 80% of the issued and outstanding Common Stock to authorize, approve or adopt certain transactions, including a merger, with a "Substantial Stockholder." A "Substantial Stockholder" is defined generally as a person or entity owning of record or beneficially, or having the right to acquire, more than 5% of the issued and outstanding Common Stock. The application of Article 13 to a transaction, such as the Merger, may be avoided if the entire Board approves the transaction. The Board has unanimously approved the Merger and specifically determined that
Article 13 shall not apply to the Merger.

     (c) Appraisal Rights

     No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, stockholders of the Company who have not tendered their Shares will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the Merger.

     Pursuant to the terms of the Merger Agreement the Company will give Parent
(i) prompt notice of any written demands for appraisals of the Shares received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands. Further, the Merger Agreement provides that the Company will not, without the prior written consent of Parent, voluntarily settle or compromise any such demands.

     (d) Hart-Scott-Rodino Antitrust Improvements Act of 1976

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), certain acquisition transactions may not be consummated unless specific information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements. Pursuant to the Merger Agreement each of the Company and Parent has undertaken to promptly file their respective required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 P.M., New York City time, on the fifteenth day after Parent files its Form, unless early termination of the waiting period is granted or Parent receives a request for additional information or documentary material prior thereto. If such a request for additional information is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Parent with such request. Thereafter, such waiting periods can be extended only by court order. There can be no assurance that the waiting period will be terminated early or that it will not be extended due to a request for additional information. The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transaction, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the results will be.

     (e) Purchaser's Designation of Persons to be Elected to the Board

     The Information Statement attached hereto as Annex I is filed as Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference and is being furnished in accordance with Rule 14f-1 under the Exchange Act in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

     (f) Effect of Transaction on the Company's Credit Agreement

     The Company's credit agreement with its principal lender includes covenants that the Company shall not "enter into any merger or consolidation" or "enter into any transaction outside the ordinary course of the [Company's] business," and also provides that the occurrence of a "Change of Control" (which includes the acquisition by any person of the right to vote a majority of the Common Stock) constitutes an event of default. Therefore, the purchase of a majority of the outstanding Shares pursuant to the Offer, as well as the Merger, will constitute events of default under the credit agreement. The execution and delivery of the Merger Agreement and the execution and delivery of the Support Agreement (pursuant to which Parent acquired the right to vote a majority of the Shares, subject to the terms of pledge agreements covering some of those Shares) may also constitute events of default under those provisions. The Company is requesting its lender to waive any events of default resulting from the execution and delivery of the Merger Agreement and the Support Agreement, pending completion of the Offer or, if also agreed to by the lender, consummation of the Merger. The Company anticipates that Parent will cause the Company's existing indebtedness to be refinanced in connection with the completion of the Offer or the consummation of the Merger; however, there is no financing condition to the Offer or the Merger.

     (g) See also Item 4(b) "Background of the Transaction".

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1           Agreement and Plan of Merger dated November 8, 1999 by and among Tefron U.S. Holdings
                    Corp., AWS Acquisition Corp. and Alba-Waldensian, Inc. (incorporated by reference to
                    Exhibit (c)(1) to the Schedule 14D-1)
Exhibit 2           Information Statement required to be filed by Alba-Waldensian, Inc. under
                    Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (included as
                    Annex I hereto)*
Exhibit 3           Support Agreement dated November 8, 1999 among Tefron U.S. Holdings Corp., Clyde Wm.
                    Engle, Nathan H Dardick and GSC Enterprises, Inc. (incorporated by reference to
                    Exhibit (c)(2) to the Schedule 14D-1)
Exhibit 4           Integration Consulting/Noncompetition Agreement dated November 8, 1999 between Tefron
                    U.S. Holdings Corp. and Clyde Wm. Engle (incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1)
Exhibit 5           Integration Consulting/Noncompetition Agreement dated November 8, 1999 between Tefron
                    U.S. Holdings Corp. and Nathan H Dardick (incorporated by reference to Exhibit (c)(4)
                    to the Schedule 14D-1)
Exhibit 6           Offer to Purchase dated November 12, 1999 (incorporated by reference to Exhibit (a)(1)
                    to the Schedule 14D-1
Exhibit 7           Letter to Stockholders of Alba Waldensian, Inc. dated November 12, 1999*
Exhibit 8           Opinion of William Blair & Company, L.L.C. dated November 8, 1999 (included as Annex II hereto)*
Exhibit 9           Confidentiality Agreement dated August 25, 1999 between Tefron, Ltd. and the Company
                    (incorporated by reference to Exhibit (c)(7) to the Schedule 14D-1)
Exhibit 10          Joint Press Release dated November 8, 1999 (incorporated by reference to
                    Exhibit (a)(8) to the Schedule 14D-1)
ANNEX I             INFORMATION STATEMENT
ANNEX II            OPINION OF WILLIAM BLAIR & COMPANY, L.L.C.

------------------

* Included in the materials mailed to the Company's stockholders.

                                   * * * * *

                                   SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          By:     /s/ GLENN J. KENNEDY
                                               -----------------------------
                                                      Glenn J. Kennedy
                                               Chief Financial Officer, Vice
                                                        President,
                                                  Treasurer and Secretary

Dated: November 12, 1999